United States securities and exchange commission logo





                               March 9, 2021

       Peter Yip
       Chief Executive Officer
       Global Leaders Corporation
       Unit 512, InnoCentre, 72 Tat Chee Avenue
       Kowloon Tong, Hong Kong

                                                        Re: Global Leaders
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 24,
2021
                                                            File No. 333-251324

       Dear Mr. Yip:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1.                                                   We note that Exhibit
3.1 to your filing appears to contain an "attachment" to your Articles of Incorporation.
Please file your full Articles of Incorporation as an exhibit to your registration statement,
in addition to this attachment, or confirm that Exhibit 3.1, as filed, is your full Articles
of Incorporation. See Item 601(b)(3)(i) of Regulation S-K.
 Peter Yip
FirstName  LastNamePeter
Global Leaders CorporationYip
Comapany
March      NameGlobal Leaders Corporation
       9, 2021
March2 9, 2021 Page 2
Page
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services